December 20, 2024

Garo Armen, Ph.D.
Executive Chairman
Protagenic Therapeutics, Inc.
149 Fifth Avenue, Suite 500
New York, NY 10010

        Re: Protagenic Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed December 20, 2024
            File No. 333-283949
Dear Garo Armen Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Kelly Carr, Esq.